CANADIAN NATURAL RESOURCES LIMITED
PRICES US$1.1 BILLION IN 5 AND 10 YEAR NOTES
CALGARY, ALBERTA – JUNE 22, 2020 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on June 22, 2020, the Company priced the following US$ unsecured notes:

Note / Coupon	Principal	Maturity	Price per Note	Yield to Maturity
5 year / 2.05%	US$600,000,000	July 15, 2025	US$99.832	2.085%
10 year / 2.95%	US$500,000,000	July 15, 2030	US$99.955	2.955%
The offering is targeted to close on June 24, 2020, subject to customary closing conditions. Net proceeds from the sale of the notes will be used primarily to refinance the Company’s outstanding short-term indebtedness and for general corporate purposes. The net proceeds that are not utilized immediately may be invested in short-term marketable securities.
J.P. Morgan Securities LLC, BofA Securities, Inc. and MUFG Securities Americas Inc. acted as joint book-running managers for the offering. BMO Capital Markets Corp., Citigroup Global Markets Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., CIBC World Markets Corp., Wells Fargo Securities, LLC, Barclays Capital Inc., Desjardins Securities Inc. and National Bank of Canada Financial Inc. acted as co-managers.
The sale of the notes will be the first issuance under the US base shelf prospectus dated July 24, 2019 that allows for the issuance of debt securities in an aggregate principal amount of up to US $3.0 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Canadian Natural has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of notes to which this communication relates. Before you invest in any such offering, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and the offering of notes. You may get these documents for free by visiting EDGAR on the SEC Web Site at www.sec.gov. Alternatively, Canadian Natural, any underwriter or any dealer participating in the offering of notes will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Under the terms of the offering, the underwriters have agreed not to offer or sell any notes in Canada or to any resident of Canada.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. sector of the North Sea and Offshore Africa.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com